UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40463

AMTD Digital Inc.

(Translation of registrant’s name into English)

66 rue Jean-Jacques Rousseau

75001 Paris

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Our subsidiary, The Generation Essentials Group, made certain announcements recently, copies of which are attached as exhibits to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – TGE Pursues the Acquisition of the 100th Ritz Carlton Hotel Globally
99.2	Press Release – TGE Announces a Hotel Buyout Deal in Malaysia
99.3	Press Release – TGE Announces a Share Repurchase Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMTD Digital Inc.

By:	/s/ Feridun Hamdullahpur
Name:	Dr. Feridun Hamdullahpur
Title:	Director

Date: November 14, 2025

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